UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           BAYWOOD INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   073260-101
--------------------------------------------------------------------------------
                                 (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No.  073260-101
          -----------
                                       13G

1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              Johnny A. Shannon SS# ###-##-####
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [ ]
              NOT APPLICABLE
--------------------------------------------------------------------------------
3.            SEC USE ONLY


--------------------------------------------------------------------------------
4.            CITIZENSHIP OR PLACE OF ORGANIZATION

                             Arizona, United States of America
--------------------------------------------------------------------------------

 NUMBER OF    5.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       1,065,00(1)
  OWNED       ------------------------------------------------------------------
    BY        6.   SHARED VOTING POWER
  EACH
REPORTING          2,307,000(2)
  PERSON      ------------------------------------------------------------------
   WITH       7.   SOLE DISPOSITIVE POWER

                   1,065,000(1)
              ------------------------------------------------------------------
              8.   SHARED DISPOSITIVE POWER

                   2,307,000(2)
--------------------------------------------------------------------------------






--------
     (1)Includes 317,000 shares held by Desert Health Products, Inc. Mr. Shannon owns 100% of the outstanding stock of Desert Health Products, Inc.

     (2)Includes (a) 7,000 shares held by Royal Products, Inc. and (b) 100,000 shares held by Krystal Kleer, Inc. Mr. Shannon owns 70% of the outstanding stock of Royal Products, Inc. and 80% of the outstanding stock of Krystal Kleer, Inc.

                               Page 2 of 5 Pages

9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,372,000(3)
--------------------------------------------------------------------------------
10.           CHECK IF THE AGGREGATE AMOUNTS IN ROW(9) EXCLUDES
              CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             25.5%
--------------------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

Item 1(a)     Name of Issuer:

              BAYWOOD INTERNATIONAL, INC.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              14950 North 83rd Place, Suite 1
              Scottsdale, Arizona 85260

Item 2(a)     Name of Person Filing:

              Johnny A. Shannon

Item 2(b)     Address of Principal Business Office or, if none, Residence:

              9823 East Jenan Drive
              Scottsdale, Arizona 85259

Item 2(c)     Citizenship: United States of America

Item 2(d)     Title or Class of Securities:  Common

Item 2(e)     CUSIP Number: 073260-101
                            ------------

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: NOT APPLICABLE

(a) [ ] Broker or Dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in Section  3(a)(6) of the Act

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act

(e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940


----------

     (3)Includes 1,000,000 shares that Johnny A. Shannon has the right to acquire currently and up through and including January 1, 1998 under the Stock Option Agreement, effective January 1, 1993, by and between the Issuer and Mr. Shannon.

                               Page 3 of 5 Pages

CUSIP No.  073260-101
          -----------
                                       13G

(f)  [  ]     Employee  Benefit  Plan,  Pension  Fund  which is  subject  to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; seess.240.13d-1(b)(1)(ii)(F)

(g)  [  ]     Parent Holding Company, in accordance with  ss.240.13d-1(b)(ii)(G)
              (Note: See Item 7)

(h)  [  ]     Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4        Ownership:

(a)           Amount Beneficially Owned: 4,372,000(3)
(b)           Percent of Class: 25.5%
(c)           Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote      1,065,000(1)
               (ii)   shared power to vote or to direct the vote    2,307,000(2)
              (iii)   sole power to dispose or to direct the
                      disposition of                                1,065,000(1)
               (iv)   shared power to dispose or to direct the
                      disposition of                                2,307,000(2)

Item 5        Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

              Not Applicable

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable

Item 8        Identification and Classification of Members of the Group.

              Not Applicable

Item 9        Notice of Dissolution of Group.

              Not Applicable

Item 10       Certification.

              Not Applicable

                               Page 4 of 5 Pages

CUSIP No.  073260-101
           ----------
                                       13G


Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      February 12, 1997
              --------------------------------
                           Date



               /s/   Johnny A. Shannon
              --------------------------------
                         Signature



                        Johnny A. Shannon
              --------------------------------
                            Name

                               Page 5 of 5 Pages